Exhibit 99.2

BRF – BRASIL FOODS S.A.

Publicly-trade company

CNPJ n° 01.383.723/0001-27

MATERIAL FACT NOTICE

The management of BRF – Brasil Foods S.A. (“BRF” or the “Company”) (formerly named Perdigão S.A.), hereby informs the public, in accordance with the terms of CVM Instructions No. 319/99 and No. 358/02, that on July 8, 2009 the general meeting of the Company was organized and held, that notice was provided by publication of the Notice on June 22, 2009, and that the following matters were approved by the majority:

(a)          Amendment to Section 1 of the Bylaws in order to change the corporate name from Perdigão S.A. to BRF – Brasil Foods S.A;

(b)         Amendment to Section 2 of the Bylaws in order to change the head offices from the city of São Paulo (State of São Paulo) to the city of Itajaí (State of Santa Catarina);

(c)          Approval of the “Protocol and Justification of Merger of Shares issued by HFF Participações S.A. (“HFF”) by Perdigão S.A.”, entered into by the officers of PERDIGÃO and the officers of HFF;

(d)         The merger of shares of HFF with BRF, as well as the capital increase of BRF in connection  with such merger in the amount of

R$1,482,889,902.75 upon the issuance of 37,637,557 new common shares, without face value.

The shareholders of HFF, in substitution for each merged common share, received 0.166247 common shares without face value issued by BRF, as stated in the Material Fact Notice published on May 19, 2009.

The capital stock of BRF after merger of the shares of HFF is now R$4,927,933,697.75, divided into 244,595,660 common shares without face value.

Upon merger of its shares with HFF, BRF became the controlling company of Sadia S.A., and indirectly holds 226,395,405 common shares without face value of that company, which is the first phase of the unification of the operations of BRF and Sadia, as set forth in the Association Agreement referred to in the Material Fact Notice published on May 19, 2009.

São Paulo, July 9, 2009.

Leopoldo Viriato Saboya

Finance and Investor-Relation Officer

BRF- BRASIL FOODS S.A.

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and PERDIGÃO, considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by PERDIGÃO to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. PERDIGÃO expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with PERDIGÃO, if available.